

December 2, 2010

William M. Walker
Chairman, President and Chief Executive Officer
Walker & Dunlop, Inc.
7501 Wisconsin Avenue
Suite 1200
Bethesda, MD 20814

> **Re: Walker & Dunlop, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed December 1, 2010**
> **File No. 333-168535**

Dear Mr. Walker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009, page 52

1. Your disclosure that unrestricted cash decreased between these periods is confusing since it appears that it increased. Please revise to clarify your current disclosure.

Debt Obligations, page 55

2. Please revise to disclose how the delinquency covenant ratio effected your compliance with the Bank of America credit agreement and how it was resolved. Also, please discuss in greater detail the terms of payment guaranty anticipated under the amendment to this agreement and how it will affect your financial statements.

Legal Proceedings, page 76

3.   Please explain why you have agreed to indemnify Column for $3 million for any liabilities it may be required to pay in this litigation when you disclose that under the Column Transaction Agreement Column "generally agreed to identify Walker & Dunlop, LLC against liability arising from Column's conduct." This would include a discussion as to what you received in exchange for your agreement to indemnify Column for $3 million.

        In addition, please explain why Messrs. William Walker and Mallory Walker have agreed to indemnify Column for additional amounts Column may be liable to pay you.

4.   Please revise to provide greater detail of how events would unfold such that these payments would be required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: *(facsimile only)*
David Bosner
Hogan Lovells US LLP
(202) 637-5910